Filed by Scage Future and Scage International Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Finnovate Acquisition Corp.

Commission File No.: 001-41012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 28, 2025

FINNOVATE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41012	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

265 Franklin Street Suite 1702 Boston, MA	02110
(Address of principal executive offices)	(Zip Code)

+1 424-253-0908

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and three-quarters of one redeemable warrant	FNVTU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	FNVT	The Nasdaq Stock Market LLC

Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FNVTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On March 28, 2025, Finnovate Acquisition Corp (“Finnovate”) held an extraordinary general meeting of shareholders (the “Meeting”), at which holders of 4,428,102 Finnovate ordinary shares were present in person or by proxy, constituting a quorum for the transaction of business. Only shareholders of record as of the close of business January 6, 2025, the record date for the Meeting, were entitled to vote at the Meeting. As of the record date, 5,327,792 Finnovate ordinary shares were outstanding and entitled to vote at the Meeting. The proposals listed below are described in more detail in Finnovate’s definitive proxy statement/prospectus, filed with the Securities and Exchange Commission on January 6, 2025, as amended (the “Definitive Proxy Statement/Prospectus”). A summary of the final voting results at the Meeting is set forth below:

Proposal 1 - The NTA Proposal

Finnovate’s shareholders approved Proposal 1 - the approval of an amendment to Finnovate’s amended and restated articles of association (the “Finnovate Articles”), to remove the requirements contained in the Finnovate Articles limiting Finnovate’s ability to consummate an initial business combination if redemptions would cause Finnovate to not have at least US$5,000,001 in net tangible assets immediately prior to, or upon such consummation of the initial business combination. The votes cast were as follows:

For	Against	Abstain
4,428,101	1	0

Proposal 2 - The Business Combination Proposal

Finnovate’s shareholders approved Proposal 2 - the approval of the Business Combination Agreement, dated as of August 21, 2023, as amended on June 18, 2024 and on October 31, 2024 (the “Business Combination Agreement”), by and among Finnovate, Scage International Limited, a Cayman Islands exempted company (“Scage International” or the “Company”), Scage Future, a Cayman Islands exempted company (“Pubco”), Hero 1, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Merger Sub I”), and Hero 2, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Merger Sub II”), and the transactions contemplated thereto, whereby (i) Merger Sub I will merge with and into Scage International (the “First Merger”), with Scage International as the surviving entity upon the First Merger and a wholly owned subsidiary of Pubco, and (ii) immediately thereafter and as part of the same overall transaction, Merger Sub II will merge with and into Finnovate (the “Second Merger”, together with the First Merger, and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Finnovate surviving the Second Merger as a wholly owned subsidiary of Pubco. The votes cast were as follows:

For	Against	Abstain
4,427,827	275	0

Proposal 3 - The Merger Proposal

Finnovate’s shareholders approved Proposal 3 - the approval of the Second Merger and the plan of merger in connection with the Second Merger in substantially the form attached to the Definitive Proxy Statement/Prospectus, and any and all transaction provided for in the plan of merger. The votes cast were as follows:

For	Against	Abstain
4,427,827	275	0

Proposal 4 - The Pubco Memorandum and Articles Proposal

Finnovate’s shareholders approved Proposal 4 - assuming the Business Combination Proposal is approved, the adoption by Pubco of Pubco’s amended and restated memorandum and articles of association (the “Pubco A&R MAA”) prior to consummation of the Business Combination. The votes cast were as follows:

For	Against	Abstain
4,427,827	275	0

Proposal 5 - The Organizational Documents Advisory Proposals

Organizational Documents Advisory Proposal 5A - Authorized Share Capital

Finnovate’s shareholders approved this proposal - to approve and adopt, on a non-binding advisory basis, the difference in the authorized share capital of Finnovate and Pubco, where Pubco will have an authorized share capital of US$50,000 divided into 500,000,000 shares comprising (i) 400,000,000 Pubco ordinary shares of US$0.0001 par value each; and (ii) 100,000,000 shares of US$0.0001 par value each of such class or classes (however designated) as the Pubco’s board of directors may determine in accordance with the Pubco A&R MAA. The votes cast were as follows:

For	Against	Abstain
4,427,827	275	0

Organizational Documents Advisory Proposal 5B - Provisions Related to Status as Blank Check Company

Finnovate’s shareholders approved this proposal - to approve and adopt, on a non-binding advisory basis, the difference in Finnovate’s Articles and the Pubco A&R MAA in which the Pubco A&R MAA has no provision that applies to a blank check company, as Pubco will not be a blank check company upon consummation of the Business Combination. The votes cast were as follows:

For	Against	Abstain
4,427,827	275	0

Organizational Documents Advisory Proposal 5C-Number of Directors

Finnovate’s shareholders approved this proposal - to approve and adopt, on a non-binding advisory basis, the difference in the number of directors of Finnovate and Pubco, where Pubco’s board of directors shall consist of not less than three persons provided however that Pubco may by ordinary resolution increase or reduce the limits in the number of directors as set out in the Pubco A&R MAA. The votes cast were as follows:

For	Against	Abstain
4,427,827	275	0

Organizational Documents Advisory Proposal 5D-Shareholder Meeting Quorum

Finnovate’s shareholders approved this proposal - to approve and adopt, on a non-binding advisory basis, the difference in the number of directors of Finnovate and Pubco, where the quorum requirement for shareholder meetings shall be one or more members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at any general meeting as set out in the Pubco A&R MAA. The votes cast were as follows:

For	Against	Abstain
4,427,827	275	0

Proposal 6 – The Pubco Director Election Proposal

Finnovate’s shareholders approved Proposal 6 - to approve the election each of Chao Gao, Yuanchi Guo, Ziqian Guan, Qiuliang Peng, Kevin Chen, Calvin Kung and Yixian Wang to serve terms on Pubco’s board of directors effective at the closing of the Business Combination and for a term in accordance with the Business Combination Agreement. The votes cast were as follows:

Chao Gao:

For	Withhold
4,427,827	275

Yuanchi Guo

For	Withhold
4,427,827	275

Ziqian Guan

For	Withhold
4,427,827	275

Qiuliang Peng

For	Withhold
4,427,827	275

Kevin Chen

For	Withhold
4,427,827	275

Calvin Kung

For	Withhold
4,427,827	275

Yixian Wang

For	Withhold
4,427,827	275

As there were sufficient votes at the time of the Meeting to approve each of the above proposal, the “Adjournment Proposal” described in the Definitive Proxy Statement/Prospectus was not presented to shareholders.

Shareholders holding an aggregate of 856,543 Finnovate ordinary shares exercised their right to have such shares redeemed for a pro rata portion of the trust account holding the proceeds from Finnovate’s initial public offering. Finnovate will report the final redemption price as soon as possible, which redemption price will be calculated as of two business days prior to the consummation of the Business Combination. Such payment to the redeemed shareholders of Finnovate will only be made if and when the Business Combination is consummated. The closing of the Business Combination is subject to the fulfillment of various closing conditions, including but not limited to applicable exchange listing approvals.

In light of receipt of the requisite approvals by Finnovate’s shareholders described above, pending fulfilment of the other closing requirements (including Nasdaq approval), Finnovate expects the Business Combination to close before the end of April 2025.

No Offer Or Solicitation

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this Current Report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; references with respect to the anticipated benefits of the proposed transactions contemplated by the Business Combination Agreement and the projected future financial performance of Finnovate and the Company’s operating companies following the proposed Business Combination; changes in the market for the Company’s products and services and expansion plans and opportunities; the Company’s ability to successfully execute its expansion plans and business initiatives; ability for the Company to raise funds to support its business; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; the projected technological developments of the Company and its competitors; ability of the Company to control costs associated with operations; the ability to manufacture efficiently at scale; anticipated investments in research and development and the effect of these investments and timing related to commercial product launches; and expectations related to the terms, approvals, and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s and Finnovate’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Finnovate. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the ability to obtain or maintain the listing of the Pubco’s securities on The Nasdaq Stock Market following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of certain projected financial information with respect to the Company; the Company’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including implement its growth strategy; the Company’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its product offerings; risks relating to the Company’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between the Company and its employees; the Company’s ability to successfully collaborate with business partners; demand for the Company’s current and future offerings; risks that orders that have been placed for the Company’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that the Company is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to the Company products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of certain geopolitical developments; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required shareholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against the Company, Finnovate, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of the Company to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; technological improvements by the Company’s peers and competitors; and those risk factors discussed in documents of Pubco and Finnovate filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Finnovate nor the Company presently know or that Finnovate and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Finnovate’s, Pubco’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. Finnovate, Pubco and the Company anticipate that subsequent events and developments will cause Finnovate’s, Pubco’s and the Company’s assessments to change. However, while Finnovate, Pubco and the Company may elect to update these forward-looking statements at some point in the future, Finnovate, Pubco and the Company specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Finnovate. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2025	Finnovate Acquisition Corp.

	By:	/s/ Calvin Kung
	Name:	Calvin Kung
	Title:	Chief Executive Officer